Exhibit 23.1

The Board of Directors

China Medical Technologies, Inc.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated April 30, 2005, with respect to the consolidated balance sheets of China Medical Technologies., Inc. as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005, included in the Registration Statement on Form F-1 (No. 333-132214) and the incorporation by reference of the reference to our firm under the headings “Summary Consolidated Financial Data”, “Selected Consolidated Financial Data” and “Experts” in the prospectus.

/s/ KPMG

Hong Kong, People’s Republic of China

March 23, 2006